EXHIBIT 12.1
Celanese Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2011		2010	2009	2008	2007	2006
	(In $ millions, except ratios)
Earnings:
Earnings (loss) from continuing operations before tax	180		538	251	433	437	549
Subtract
Equity in net earnings of affiliates	(43)		(168)	(99)	(172)	(150)	(162)
Add
Income distributions from equity investments	73		138	78	183	135	162
Amortization of capitalized interest	1		2	2	2	1	3
Total fixed charges	69		262	268	324	322	350

Total earnings as defined before combined fixed charges	280		772	500	770	745	902

Fixed charges:
Interest expense	55		204	207	261	262	294
Capitalized interest	1		2	2	6	9	6
Estimated interest portion of rent expense	13		53	49	47	41	36
Cumulative preferred stock dividends	—		3	10	10	10	10
Guaranteed payment to minority shareholders	—		—	—	—	—	4

Total combined fixed charges	69		262	268	324	322	350

Ratio of earnings to combined fixed charges	4.0	x	2.9x	1.9x	2.4x	2.3x	2.6x